FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated June 10, 2022

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (the “Issuer”) hereby announces that, in relation to the “ Issuance of Banco Santander, S.A Mortgage Covered Bonds Series 7ª – October 2018” (“Emisión de Cédulas Hipotecarias Banco Santander, S.A. Serie 7ª – Octubre 2018”), with ISIN code ES0413900525, for a total amount of two billion euros (EUR 2,000,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 9 October 2018, it intends to carry out on 16 June 2022 the total redemption and cancellation of the issue amounting up to two billion euros (EUR 2,000,000,000). The redemption and cancellation to be carried out on 16 June 2022 will be implemented through the early cancellation of twenty (20,000) mortgage covered bonds with a nominal value of one hundred thousand euros (EUR 100,000) each.

All the mortgage covered bonds to be early redeemed and cancelled are held by the Issuer.

This is hereby reported as other relevant information for the appropriate purposes.

Boadilla del Monte (Madrid), 10 June 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 10, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance